
July 13, 2023

Jeffrey Cocks
Chief Financial Officer
Nevada Canyon Gold Corp.
316 California Avenue
Suite 543
Reno, NV 89509

       Re: Nevada Canyon Gold Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 27, 2023
           File No. 000-55600

Dear Jeffrey Cocks:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation